FORM 6-K

                       Securities and Exchange Commission

                             washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

For the month of           APRIL                                 2003
                           ---------------------------------     ----------

                           RESEARCH IN MOTION LIMITED

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                (Translation of registrant's name into English)

                              295 Phillip Street,

                           Waterloo, Ontario, Canada

                                    N2L 3W8

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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                       Form 40-F        X
                       ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------------------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------------------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No          X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                 DOCUMENT INDEX

        Document                                                       Page No.

           1.      News Release dated April 8, 2003 ("BlackBerry          4
                   platform receives FIPS 140-2 security
                   certification for government customers")

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                                                                  DOCUMENT 1

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BLACKBERRY PLATFORM RECEIVES FIPS 140-2
SECURITY CERTIFICATION FOR GOVERNMENT CUSTOMERS

BlackBerry Continues To Lead The Industry With Wireless Solutions
That Meet Stringent Government Security Standards

FOSE - WASHINGTON, D.C. - APRIL 8, 2003 - Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) today announced that the BlackBerry(R) platform has now received Federal Information Processing Standards (FIPS) approval for operation on all wireless network standards supported by BlackBerry* including Mobitex, DataTAC, GSM/GPRS, Nextel and CDMA 1X. RIM's cryptographic firmware embedded in the Java-based series of BlackBerry Wireless Handhelds(TM) has been awarded the FIPS 140-2 security validation by the U.S. Government's National Institute of Standards and Technology (NIST). FIPS validation is an important and often mandatory purchasing criteria for many government organizations.

RIM is showcasing BlackBerry this week in booth #1913 at the FOSE conference in Washington, DC. Mike Lazaridis, RIM's President and Co-CEO, will provide the FOSE keynote address on Thursday morning.

"BlackBerry has already been deployed in hundreds of government organizations and we continue to work closely with leading agencies to address the evolving security requirements of our government customers," said Mike Lazaridis, President and Co-CEO at Research In Motion. "The FIPS 140-2 validation will help facilitate the continuing adoption of BlackBerry by a broader range of government customers that wish to realize the individual and organizational benefits of wireless connectivity."

Under the Information Technology Management Reform Act, the Secretary of Commerce approves standards and guidelines that are developed by NIST for U.S. Federal computer systems. NIST collaborates with national and international standards committees, users, industry groups, consortia, and research and trade organizations to get needed standards developed. These standards and guidelines are issued by NIST as FIPS for use government-wide. NIST develops FIPS when there are compelling Federal government requirements such as for security and privacy of sensitive information in Federal computer systems.

FIPS 140-2 (Security Requirements for Cryptographic Modules) provides the security requirements that are to be satisfied by a cryptographic module implemented within a security system. The security requirements covered include design, interfaces, authorized roles and services, physical security, software security, key management, cryptographic algorithms, and self-testing. The Computer Security Division at NIST coordinates the Cryptographic Module Validation (CMV) Program that encompasses validation testing for FIPS 140-2. The CMV Program was established by NIST in the United States and the Communications Security Establishment (CSE) of the Government of Canada. All of the tests under the CMV Program are handled by third-party, accredited laboratories.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of
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integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com (http://www.rim.com) or www.blackberry.com (http://www.blackberry.com.)

# # #

MEDIA CONTACT:

Scott Pollard
Brodeur Worldwide for RIM
+1 212.771.3644
spollard@brodeur.com mailto:spollard@brodeur.com
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INVESTOR CONTACT:
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RIM Investor Relations
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+1 519.888.7465
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investor_relations@rim.net mailto:investor_relations@rim.net
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* Requires a minimum version of BlackBerry software.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                   SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED

                                                --------------------------
                                                   (Registrant)

Date:  April 8, 2003                            By: /s/  Dennis Kavelman
       -------------------------                    ----------------------
                                                         (Signature)

                                                    Dennis Kavelman
                                                    Chief Financial Officer